April 25, 2013

VIA EDGAR

Ms. Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, DC 20549

RE:	Empire Resorts, Inc.
Registration Statement on Form S-1
Filed April 3, 2013
File No. 333-187693

Dear Ms. Nguyen:

Empire Resorts, Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 22, 2013 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on April 3, 2013. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting changes to the Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	We note that you have outstanding comments on a confidential treatment request for Exhibit 10.18 to your Form 10-K for the Fiscal Year Ended December 31, 2012. Please note that all comments on your confidential treatment request will need to be fully resolved before we act on a request for acceleration of the effective of the registration statement on Form S-1.

We note the Staff’s comment and will resolve all comments on our pending confidential treatment request prior to asking the Commission to act on a request for acceleration.

2.	Please file Exhibit 5.1 to your registration statement with your next amendment.

We respectfully advise the Staff that we have filed Exhibit 5.1 with Amendment No. 1.

We hereby acknowledge as follows:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the foregoing responses, please contact me by telephone at (845) 807-0001 or Douglas S. Ellenoff, Esq. at (212) 370-1300.

Very truly yours,

EMPIRE RESORTS, INC.

By:	/s/ Joseph A. D’Amato
Name: Joseph A. D’Amato
Title: Chief Executive Officer